Exhibit (a)(3)


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April 30, 2007

TO:          UNIT HOLDERS OF CENTURY PROPERTIES FUND XIX

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase up to 15,000 Units of limited partnership interest (the "Units") in CENTURY PROPERTIES FUND XIX (the "Partnership") at a purchase price equal to:

                                  $175 per Unit
                                  -------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CENTURY PROPERTIES FUND XIX without the usual transaction costs associated with market sales or partnership transfer fees. Reasons you may wish to sell your Units include:

     o HIGHEST OFFER PRICE YET. The Offer Price is the highest one yet of which we are aware. It is 17% higher than our previous offer and 30% higher than recent reported trades.

     o UNCERTAINTY OF PARTNERSHIP TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The Partnership has been refinancing and redeveloping properties. The mortgages extend through October 1, 2033. Therefore, investors may not see liquidity for some time.

     o NO MORE DISTRIBUTIONS. The Partnership reported that "given the substantial redevelopment projects ongoing at four properties, it is not expected that the Partnership will generate sufficient funds from operations, after required capital expenditures, to permit distributions to its partners in 2007 or subsequent periods." (emphasis added).

     o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

     o NO FUTURE IRS FILING REQUIREMENTS. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

     o ELIMINATION OF RETIREMENT ACCOUNT FEES. If you sell your Units, you may avoid incurring fees for having this investment in your IRA or retirement account. Because many custodians have transfer restrictions against limited partnership units or charge additional fees for holding this type of asset, many investors are faced with the task of searching for a way to avoid these fees. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on grey paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                  1640 School Street, Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depositary at 800-854-8357.

This Offer expires (unless extended) June 1, 2007.